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                             MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                                     November 26, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: Pioneer Asset Allocation Trust (File Nos. 333-114788; 811-21569) Registration Statement on Form N-1A

Ladies and Gentlemen:

      This letter is to respond to comments we received from Ms. Alison White of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment
No. 19 to the Registration Statement on Form N-1A of Pioneer Asset Allocation Trust, with respect to its series Pioneer Solutions - Conservative Fund, Pioneer Solutions - Balanced Fund and Pioneer Solutions - Growth Fund (each, a "Fund"). Following are the Staff's comments and the Registrant's responses thereto:

A. General Comments

1.  Comment:   The Staff asked that the Registrant provide a letter to the
               Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

    Response:  A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2.  Comment:   The Staff requested that the Registrant update the Funds'
               series and class identifiers on EDGAR to reflect each Fund's new name.

    Response:  The Registrant confirms that it will update the Funds' series and class identifiers on EDGAR to reflect each Fund's new name.

3.  Comment:   The Staff requested that the Registrant update the powers of attorney filed as exhibits to the Registration Statement to reflect the new names of the Registrant and each Fund.

    Response:  The Registrant confirms that it will update the powers of attorney filed as exhibits to the Registration Statement to reflect the new names of the Registrant and each Fund.

4.  Comment:   The Staff requested that the Registrant confirm that the
               disclosure required by Item 9(d) and Item 10(a)(2) of Form N-1A are included in the prospectus.

    Response:  The Registrant has added disclosure to address the Staff's comment.

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5.  Comment:   The Staff requested that, if a Fund has control over an
               affiliated underlying fund's investment strategies, the Registrant provide appropriate disclosure in the prospectus.

    Response:  The Registrant notes that no Fund has control over an affiliated underlying fund's investment strategies and, accordingly, respectfully submits that no change to the disclosure is required.

B.  Summary Section for Pioneer Solutions - Conservative Fund

1.  Comment:   The Staff requested that the Registrant confirm that the
               footnotes to the fee table are numbered in the version of the prospectus sent to investors.

    Response:  The Registrant confirms that the footnotes to the fee table will be numbered in the version of the prospectus sent to investors.

2.  Comment:   The Staff requested that the Registrant confirm, if true, that the fee waivers reflected in the fee table are reflected in the expense example only for the periods during which they are in place.

    Response:  The Registrant confirms that the fee waivers reflected in the fee table are reflected in the expense example only for the periods during which they are in place.

3.  Comment:   The Staff requested that the Registrant disclose in the summary section the Fund's target allocation for equity, fixed income, short term and alternative investments.

    Response:  The Registrant has added disclosure to clarify that the Fund does not have target ranges for the allocation of assets among asset classes or individual underlying funds and, accordingly, the fund's exposure to different asset classes and allocations among underlying funds will change from time to time.

4.  Comment:   The Staff requested that the Registrant disclose in the summary section the maturity and credit ratings of the fixed income securities in which the underlying funds may invest.

    Response:  The Registrant has added disclosure to address the Staff's comment.

5.  Comment:   The Staff requested that the Registrant add disclosure to
               explain what are "market neutral" and "relative value" strategies.

    Response:  The Registrant has added disclosure to address the Staff's comment.

6.  Comment:   The Staff requested that the Registrant add disclosure to
               explain what are "strategic asset allocation" and "tactical asset allocation," and to explain the differences between them.

    Response:  The Registrant has added disclosure to address the Staff's comment.

7. The Staff noted that the Registrant states that the Fund may, but is not required to, use derivatives.

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a.  Comment:   The Staff requested that the Registrant revise the disclosure so it is not overly-broad and is specific as to the types of derivative instruments the Fund intends to use in implementing its principal investment strategies. In that regard, the Staff requested that the Registrant bear in mind the observations and concerns noted in the letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) regarding derivatives-related disclosure by investment companies.

    Response:  The Registrant acknowledges the Staff's comment. The
               Registrant notes that it believes that the disclosure regarding the Fund's use of derivatives addresses the observations and concerns noted in the letter from the Division of Investment Management to the ICI regarding derivatives-related disclosure by investment companies.

b.  Comment:   The Staff also noted that when the Fund invests in derivatives, including total return swaps and credit default swaps, it must set aside an appropriate amount of assets to cover its obligations with respect to these instruments (see generally, Investment Company Act Release No. 10666). The Staff requested that the Registrant disclose in an appropriate location in the Registration Statement an explanation as to how the Fund will segregate assets to meet its obligations under Section 18 of the Investment Company Act of 1940, as amended.

    Response:  The Registrant notes that it currently discloses that the
               Funds' custodian or Pioneer will segregate liquid assets in an amount required to comply with the 1940 Act. The Registrant respectfully submits that no additional disclosure is required.

c.  Comment:   The Staff requested that the Registrant include an affirmative statement that if the Fund sells or writes credit default swaps, it will segregate liquid assets at least equal to the full notional value of such credit default swaps to meet the Fund's asset coverage obligations.

    Response:  The Registrant has added disclosure to address the Staff's comment.

d.  Comment:   Regarding the Fund's use of derivatives, the Staff further noted that Registrant should be aware that the Commission has issued Investment Company Act Release No. 29776 (August 31,
               2011) regarding the use of derivatives, and the Commission could, in the future, issue further guidance that could affect the Fund's use of derivatives.

    Response:  The Registrant acknowledges the Staff's comment.

8.  Comment:   The Staff requested that the Registrant revise in plain English the paragraph of the summary section beginning "the adviser may use derivative strategies designed to isolate sources of return associated with specific investment opportunities that are not generally correlated with directional, market-oriented return."

    Response:  The Registrant notes that it believes that the disclosure referenced by the Staff accurately describes the derivatives strategies that may be used by the Fund, and that no change to the disclosure is required.

9.  Comment:   The Staff suggested that the Registrant consider revising the principal risk disclosures in the summary section to focus on those risks that in the aggregate affect the Fund,

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                                      4

                bearing in mind that the disclosure should summarize the disclosure provided in response to Item 9 of Form N-1A. The Staff noted that many of the "risks of investing in the underlying funds" provided in the summary section do not correspond directly to the disclosure regarding the Fund's principal investment strategies.

     Response:  The Registrant has revised the disclosure to address the
                Staff's comment.

10.  Comment:   The Staff noted that the derivatives risk factor is listed as a risk of the underlying funds and should be listed as a risk of the Fund.

     Response:  The Registrant has revised the disclosure to address the
                Staff's comment.

11.  Comment:   The Staff requested that the Registrant explain the basis for including an expense risk factor.

     Response:  The Registrant respectfully submits that the risk that Fund expense ratios may increase from those shown in the fee table, for example as a result of volatile markets or an increase in underlying fund expenses, is material to investors.

C. Summary Sections for Pioneer Solutions - Balanced Fund and Pioneer Solutions - Growth Fund

1.   Comment:   The Staff requested that the Registrant delete footnote 2 to the fee table for each of Pioneer Solutions - Balanced Fund and Pioneer Solutions - Growth Fund because the fee waiver arrangements discussed in the footnote are not reflected in the fee table.

     Response:  The Registrant has revised the disclosure to address the
                Staff's comment.

2.   Comment:   The Staff requested that the Registrant revise the investment strategies and risk disclosure for each of Pioneer Solutions -
                Balanced Fund and Pioneer Solutions - Growth Fund to reflect the Staff's comments to the corresponding disclosure for Pioneer Solutions - Conservative Fund. In this regard, the
                Staff noted that each Fund's investment strategies and risk disclosure appeared to be identical. The Staff requested that the Registrant clarify the disclosure so as to enable an investor to understand the differences between the Funds.

     Response:  The Registrant has revised the disclosure to address the
                Staff's comment.

3.   Comment:   The Staff requested that the Registrant reconcile the
                volatility levels for each Fund disclosed in the "More on Each
                Fund's Investment Objectives and Strategies" section with the volatility levels disclosed in the summary sections.

     Response:  The Registrant has revised the disclosure in the summary sections to reflect the volatility levels for each Fund disclosed in the "More on Each Fund's Investment Objectives and Strategies" section.

D. How to Sell Shares

1.   Comment:   The Staff requested that the Registrant include disclosure under "How to Sell Shares" indicating that a Fund may pay redemption proceeds in-kind and that shareholders would incur brokerage fees, taxes and other expenses if a Fund makes an in-kind distribution. The Staff noted that the Registrant currently includes comparable

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               disclosure in the statement of additional information. In
               addition, the Staff requested that, if the Fund may make an in-kind distribution of illiquid securities to satisfy redemption requests, the Registrant provide appropriate disclosure, including disclosure that shareholders may not be able to sell illiquid securities.

    Response:  The Registrant notes that disclosure regarding payment of redemption proceeds in-kind is currently included in the prospectus under "Other Policies." The Registrant notes that it does not currently intend to make an in-kind distribution of illiquid securities to satisfy redemption requests. The Registrant respectfully submits that no change to the disclosure is required.

E. Statement of Additional Information

1.  Comment:   The Staff requested that the Registrant confirm or, if
               appropriate, revise the statement under "Investment Policies, Risks and Restrictions" that "the trust consists of four funds."

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

2.  Comment:   The Staff requested that the Registrant confirm or, if
               appropriate, revise the reference to Ibbotson Associates, Inc.
               under "Disclosure of Portfolio Holdings."

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

3.  Comment:   The Staff requested that the Registrant confirm supplementally that each Fund looks through to the underlying funds in which it invests for purposes of determining the Fund's compliance with its concentration policy.

    Response:  The Registrant respectfully submits that it is not aware of a requirement to look through to underlying funds for purposes of determining compliance with each Fund's concentration policy.

4.  Comment:   The Staff noted that the Registrant states that the Governance and Nominating Committee may, on an informal basis, consider any recommendations for trustee nominees submitted by the Funds' shareholders. The Staff requested that the Registrant describe the procedures a shareholder would follow to submit such a recommendation in accordance with Item 16(b)(2)(iv) of Form N-1A.

    Response:  The Registrant has added disclosure to address the Staff's comment.

5.  Comment:   The Staff noted that the Registrant states under "Compensation of Portfolio Managers" that "the quantitative investment performance calculation is based on pre-tax investment performance of all of the accounts managed by the portfolio manager (which includes the fund and any other accounts managed by the portfolio manager)." The Staff requested that the Registrant revise the disclosure to clarify if the reference to "the fund" is intended to refer to all three Funds, or a particular Fund.

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

6.  Comment:   The Staff requested that the Registrant confirm or, if
               appropriate, revise the reference to Ibbotson Associates, Inc.
               under "Portfolio Transactions."

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                                      6

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

7.  Comment:   The Registrant notes that under "Description of Shares," the
               Registrant states that each Fund may involuntarily redeem a shareholder's shares under certain conditions as may be determined by the trustees. The Staff requested that the Registrant specify the conditions under which a Fund may involuntarily redeem shares. The Staff further requested that the Registrant include applicable disclosure in the prospectus in accordance with Item 11(c)(5) of Form N-1A.

    Response:  The Registrant notes that its Declaration of Trust provides that the Trustees may redeem shares for any reason, subject to the provisions of the 1940 Act. The Registrant notes that, in accordance with Form N-1A, it currently discloses in both the prospectus and the statement of additional information that the Funds may redeem shares automatically without action by shareholders in connection with the closing of small accounts, a shareholder's failure to provide a Fund with identification required by law, and the Funds' inability to verify information received from a shareholder. The Registrant respectfully submits that additional disclosure is not required.

      Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

                                          Sincerely,

                                          /s/ Jeremy Kantrowitz

                                          Jeremy Kantrowitz

cc:   Terrence J. Cullen
      Christopher J. Kelley
      Roger P. Joseph
      Toby R. Serkin

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                                                                      Exhibit A

                            PIONEER ASSET ALLOCATION TRUST
                                60 State Street
                          Boston, Massachusetts 02110

                                               November 26, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

    Re: Pioneer Asset Allocation Trust (File Nos. 333-114788; 811-21569) Registration Statement on Form N-1A

Ladies and Gentlemen:

       In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A of Pioneer Asset Allocation Trust
(the "Registrant"), with respect to its series Pioneer Solutions - Conservative Fund, Pioneer Solutions - Balanced Fund and Pioneer Solutions - Growth Fund, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

    (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

    (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

    (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                             Sincerely,

                                             Pioneer Asset Allocation Trust

                                             By:   /s/Christopher J. Kelley
                                                   ------------------------
                                             Name:   Christopher J. Kelley
                                             Title:  Secretary